
Mail Stop 3720

September 19, 2016

Michael Cothill
Chief Executive Officer
Hammer Fiber Optics Holdings Corp.
311 Broadway
Point Pleasant Beach, NJ 08742

> **Re: Hammer Fiber Optics Holdings Corp.**
> **Form 8-K**
> **Filed July 21, 2016**
> **File No. 001-35876**

Dear Mr. Cothill:

We issued comments to you on the above captioned filing on August 12, 2016. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 3, 2016.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Lahdan Rahmati, Law Clerk, at (202) 551-8199 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 with any questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications